UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             ASA INTERNATIONAL LTD.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   001912 20 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ], (A fee is not required only if the filing person: (1) has a previous statement on files reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  001912 20 3                             Page   2   of   6  Pages
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                                  SCHEDULE 13G

 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TradePoint Systems, LLC

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /  /
                                                             (b) /   /
 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Hampshire

              5  SOLE VOTING POWER

                  0

NUMBER OF
SHARES        6  SHARED VOTING POWER
BENEFICIALLY
OWNED BY               0
 EACH
REPORTING     7  SOLE DISPOSITIVE POWER
PERSON
 WITH            665,597

              8  SHARED DISPOSITIVE POWER

                               0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     665,597

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              16.5%

12   TYPE OF REPORTING PERSON (See Instructions)

       CO
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CUSIP No.  001912 20 3                             Page   3   of   6  Pages
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ITEM 1(A).     NAME OF ISSUER.

               ASA International Ltd.


ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                10 Speen Street, Framingham, Massachusetts 01701


ITEM 2(A).      NAME OF PERSON FILING.

                TradePoint Systems, LLC


ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                615 Amherst Street, Nashua, New Hampshire 03063


ITEM 2(C).      CITIZENSHIP OR PLACE OF ORGANIZATION:

                New Hampshire


ITEM 2(D).      TITLE OF CLASS OF SECURITIES.

                Common Stock


ITEM 2(E).      CUSIP NO.

                001912 20 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                (a)  [ ] Broker or Dealer registered under Section 15 of the
                         Act

                (b)  [ ] Bank as defined in section 3(a) (6) ofthe Act

                (c)  [ ] Insurance Company as defined in section 3(a) (19) of the Act

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                (d)  [ ] Investment Company registered under section 8 of the
                         Investment Company Act

                (e)  [ ] Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

                (f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                (g)  [ ] Percent Holding Company, in accordance with
                         ss.240.13d-1 (b) (ii) (G)

                (h)  [ ] Group, in accordance with
                         ss.240.13d-1 (b) (1) (ii) (H)


ITEM 4.         OWNERSHIP.

                (a)      Amount Beneficially Owned As Of December 31, 1998:

                         665,597 shares of Common Stock. This amount includes all shares held by TradePoint Systems, all shares of which have been pledged to secure certain obligations of TradePoint Systems. The voting power for all shares held by TradePoint Systems has been transferred to Alfred C. Angelone, the President, Chairman, and Chief Executive Officer of the Issuer.


                (b)      Percent of Class:

                            16.5%


                (c)      Number of shares as to which such person has:

                         (i)    Sole power to vote or to direct the vote:

                                0 shares of Common Stock

                        (ii)    Shared power to vote or to direct the vote:

                                0 shares

                        (iii) Sole power to dispose or to direct the disposition of:

                                665,597 shares of Common Stock. This amount includes all shares held by TradePoint Systems, all shares of which have been pledged to secure certain obligations of TradePoint Systems. The voting power for all shares held by TradePoint Systems has been transferred to Alfred C. Angelone, the President, Chairman, and Chief Executive Officer of the Issuer.

                        (iv) Shared power to dispose or to direct the disposition of:

                                0 shares.
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CUSIP No.  001912 20 3                             Page   5   of   6  Pages
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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY.

            Not Applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.


ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           February 12, 1999
                                             (Date)

                                          /s/ CHRISTOPHER J. CRANE, PRESIDENT
                                              (Signature)


                                             CHRISTOPHER J. CRANE, PRESIDENT
                                                  (Name)